PRIMERO REPORTS THIRD QUARTER 2013 RESULTS;

RECORD QUARTERLY GOLD AND SILVER PRODUCTION LEAD TO 2013 PRODUCTION GUIDANCE INCREASE

(Please note that all dollar amounts in this news release are expressed in U.S. dollars. Refer to the third quarter 2013 management discussion and analysis (MD&A) and audited financial statements for more information.)

Toronto, Ontario, November 6, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP, ASX:PPM) today reported financial and operational results for the third quarter ended September 30, 2013.

Third Quarter Highlights:

  Record Production: Gold equivalent1 production increased by 64% over the same period last year to 41,998 gold equivalent ounces (gold production of 31,791 ounces and silver production of 1.62 million ounces).

  Low Cash Costs and All-in Sustaining Costs: Cash costs2 dropped by 26% over the same period last year to $516 per gold equivalent ounce, or $252 per gold ounce on a by-product basis; with all-in sustaining costs2 of $974 per ounce.

  Highest Spot Silver Sales: Sold 999,046 ounces of silver at spot prices in 2013, 40% more than 2012.

  Strong Earnings and Cash Flow: Adjusted net earnings3 of $11.0 million ($0.09 per share) and operating cash flow before working capital changes4 of $20.9 million ($0.18 per share).

  Balance Sheet Remains Strong: Cash position of $125.7 million at September 30, 2013.

  Increased Production Guidance: Production guidance increased to 135,000 to 140,000 gold equivalent ounces, up to 26% higher than 2012.

  Exploration Success Continues: Extended the Victoria and Alexa veins and discovered a potential new high-grade vein in the West Block.

Subsequent to Third Quarter:

  Cerro del Gallo Ownership Consolidated: Binding letter of intent in place with Goldcorp Inc. to acquire the remaining 30.8% interest in the gold-silver-copper Cerro del Gallo project.

“San Dimas and our operating team continue to deliver record results,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “We exceeded our expectations during the quarter and as a result have increased our production guidance for a second time this year. Productivity has continued to improve on a quarter over quarter basis and we are on schedule to achieve the expanded rate of 2,500 TPD during the first quarter of 2014. We are also improving mining dilution and the results are evident in our grades. Despite substantially lower commodity prices, Primero’s financial results remain very strong highlighting the benefits of a high-margin operation such as San Dimas. I am proud of our productivity improvement achievements to date, which we will continue to focus on across the organization. The ownership consolidation of our Cerro del Gallo project is in line with our stated objectives and we will spend $15 million in 2013 to optimize and advance the project through engineering and metallurgical studies, land acquisition and drilling.”

Grade Drives Strong Production

Primero produced 41,998 gold equivalent ounces1 during the third quarter of 2013 or 31,791 ounces of gold and 1.62 million ounces of silver, 68% more and 42% more, respectively, than the same period in 2012. The increase in gold production was due to a 49% higher gold grade of 5.08 grams per tonne, a 26% higher silver grade and 12% higher throughput. Throughput in Q3 2013 was slightly lower than Q2 2013 mainly due to scheduled maintenance of the ball mills.

Higher gold and silver grades during the third quarter of 2013 were partially a result of mining high-grade pillars as well as a reduction in overall mining dilution. Mining of pillars is part of the ongoing San Dimas mine plan, but this is not expected to contribute as meaningfully to Q4 2013 production.

A total of 198,222 tonnes was mined during the third quarter of 2013, compared to 173,475 tonnes in the same period in 2012. The Company utilized a small portion of the low-grade ore stockpile built during the second quarter of 2013, to result in 199,812 tonnes milled. The Company successfully kept mine throughput above the current mill capacity during the third quarter at an average of 2,172 tonnes per day (“TPD”).

Total cash costs2 on a gold equivalent and by-product basis in the third quarter 2013 were $516 and $252 per ounce, respectively, compared with $699 and $363 per ounce, respectively, in the third quarter 2012.

Earnings and Cash Flow Remain Strong

Revenue in the third quarter of 2013 was $53.8 million, 40% higher than the same period in 2012, as a result of selling 30,261 ounces of gold at an average realized price of $1,338 per ounce, and 1.58 million ounces of silver at an average realized price of $8.42 per ounce5. Revenue was $38.3 million for the same period in 2012 from selling 17,100 ounces of gold at an average realized price of $1,646 per ounce and 1.05 million ounces of silver at an average realized price of $9.66 per ounce.

The Company sold 395,570 ounces of silver at an average realized spot price of $21.18 in Q3 2013 compared with 246,229 ounces at an average realized spot price of $27.70 in Q3 2012. The annual silver threshold under the silver purchase agreement5 was reset on August 6, 2013 and the Company sold 1.18 million ounces at an average price of $4.16 per ounce in Q3 2013 under the silver purchase agreement, compared with 0.8 million ounces at $4.12 per ounce in Q3 2012. The Company anticipates that it will continue to maintain a similar exposure to spot silver sales as the increase in the silver purchase agreement annual threshold from 3.5 million ounces to 6.0 million ounces on August 6, 2014 coincides with the potential expansion of the San Dimas mill to 3,000 TPD.

The Company earned net income of $10.1 million ($0.09 per share) for the three months ended September 30, 2013 compared with net income of $11.6 million ($0.12 per share) for the three months ended September 30, 2012. Significantly higher gold and silver production and sales offset the substantially lower realized commodity prices and increased revenue and earnings from mine operations in the Q3 2013, compared with Q3 2012. Lower general and administrative expenses, due primarily to reduced share-based payment expense in Q3 2013 than Q3 2012, were offset by higher income tax expense in Q3 2013 primarily due to the impact of foreign exchange changes on deferred tax balances. Net income per share in Q3 2013 was also impacted by a 24% increase in the number of weighted average shares outstanding due mainly to the issue of approximately 18 million shares in Q2 2013 to acquire 69.2% of the Cerro del Gallo project.

Adjusted net income3, which primarily excludes the impact of foreign exchange changes on deferred tax balances in both periods, was $11.0 million ($0.09 per share) for the third quarter 2013, compared with $2.6 million ($0.03 per share) for the same period in 2012.

Operating cash flow before working capital changes4 in the third quarter of 2013 was $20.9 million ($0.18 per share), compared to $15.4 million ($0.17 per share) in 2012.

Revenue was $152.6 million for the nine months ended September 30, 2013 as a result of selling 80,689 ounces of gold at an average realized price of $1,445 per ounce, and 4.48 million ounces of silver at an average realized price of $8.03 per ounce. Revenue was $139.3 million for the same period in 2012 from selling 64,980 ounces of gold at an average realized price of $1,643 per ounce and 3.76 million ounces of silver at an average realized price of $8.65 per ounce.

The Company reached the 3.5 million ounce annual threshold under the silver purchase agreement5 in early April 2013 and sold 999,046 ounces of silver at an average spot price of $21.60 per ounce in the nine months ending September 30, 2013. In the prior year, the 3.5 million ounce annual threshold was met at the end of April and the Company sold 716,229 ounces of silver at an average spot price of $28.03 per ounce in the nine months ending September 30, 2012.

The Company earned net income of $31.6 million ($0.30 per share) for the nine months ended September 30, 2013 compared with $48.3 million ($0.54 per share) for the nine months ended September 30, 2012. Higher sales volumes were offset by lower commodity prices and higher operating expenses. The accrual of a $5.5 million liability for historical social security premiums, covering the period from the acquisition of the San Dimas mine in August 2010 to the end of 2012, also reduced earnings for the nine months ended September 30, 2013 (see Other expense below). Net income was further impacted by higher income tax expense, due to the impact of foreign exchange changes on deferred tax balances and net income per share was reduced by an 18% increase in the number of weighted average shares outstanding due mainly to the issue of approximately 18 million shares in May 2013 to acquire 69.2% of Cerro del Gallo.

Adjusted net income, which primarily excludes the accrual for historical social security premiums in 2013 and the impact of foreign exchange changes on deferred tax balances in both years, was $37.1 million ($0.35 per share) for the nine months ended September 30, 2013, compared with $36.8 million ($0.41 per share) for the same period in 2012.

Operating cash flow before working capital changes4 for the nine months ended September 30, 2013 was $56.9 million ($0.54 per share), compared to $70.9 million ($0.79 per share) in 2012, primarily as a result of higher sales volumes being offset by lower commodity prices and slightly higher operating expenses.

Cash Position Remains Strong

The Company’s cash position was $125.7 million at September 30, 2013 down from the June 30, 2013 balance of $130.4 million. The cash balance of $125.7 million reflects $21.5 million in capital expenditures, $6.9 million in historical social security premiums and a payout of $7.1 million for Phantom Share Units during the third quarter of 2013.

With its cash balance and anticipated cash flows at current commodity prices, Primero’s management believes the Company is fully funded to expand production at San Dimas and build the Cerro del Gallo project if a positive construction decision is made, while remaining well positioned to take advantage of strategic growth opportunities. In order to further enhance its financial flexibility, the Company is in negotiations with major financial institutions to secure a revolving line of credit of $75 million, which it expects to complete in Q4 2013.

Outlook for 2013 Revised Upward a Second Time

Based on better than anticipated operating results in the third quarter Primero has increased its production guidance to between 135,000 and 140,000 gold equivalent ounces, an increase of up to 26% over 2012, based on higher throughput at slightly higher grades. The Company now expects its gold only production to be in the range of 105,000 and 110,000 ounces and has maintained its silver production guidance of between 5.6 million and 6.0 million ounces.

Cash costs for 2013 are expected to be at the lower end of the guidance range of $620 to $640 per gold equivalent ounce, or between $410 and $430 per gold ounce on a by-product basis.

Primero’s 2013 revised outlook is summarized in the following table:

	Previous Outlook 2013	Revised Outlook 2013
Attributable gold equivalent production[1] (gold equivalent ounces)	125,000-135,000	135,000-140,000
Gold production (ounces)	95,000-105,000	105,000-110,000
Silver production[5] (ounces)	5,600,000-6,000,000	5,600,000-6,000,000
Silver sales at spot prices[5] (ounces)	850,000-950,000	999,046
Total cash costs[2] (per gold equivalent ounce)	$620 - $640	$620 - $640
Total cash costs[2] - by-product (per gold ounce)	$410 - $430	$410 - $430
All-in Sustaining Costs[2] (per gold ounce)	$1,050 - $1,150	$1,050 - $1,150

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,410 per ounce, revised downwards from the original estimate of $1,700 per ounce; an average silver price of $6.77 per ounce, revised downwards from $8.52 per ounce (calculated using the silver agreement contract price of $4.14 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21.16 per ounce, revised downwards from $30 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar.

San Dimas Expansion to 2,500 TPD On Track for Q1 2014

The Company’s expansion of San Dimas from 2,150 TPD to 2,500 TPD is on track for commissioning during the first quarter of 2014. At September 30, 2013 the expansion of the mill to 2,500 TPD was 70% complete. Mine development to feed the mill also remains on track to be completed during the first quarter of 2014.

The Company has continued to review the opportunity to further expand the San Dimas mine to 3,000 TPD. With over 100 years of operating history and the proven ability to replace reserves, the Company is confident that operating San Dimas at 3,000 TPD is possible.

Since it acquired the San Dimas mine in August 2010 the Company has expanded throughput from approximately 1,600 TPD to the scheduled 2,500 TPD in Q1 2014. It has also introduced long-hole mining that has contributed to an improvement in mining dilution and seen average grades increase over the last four quarters. The Company has also successfully replaced depletion and added additional resources each year through exploration.

After analyzing the current reserves and resources and mine sequencing at San Dimas, the Company has elected to remain prudent with its capital allocation and has deferred a decision regarding a further expansion to 3,000 TPD until sufficient new mining faces can be identified.

The Company will continue to explore and assess the potential expansion to 3,000 TPD and will provide an update no later than mid-2014.

Cerro Del Gallo Project Ownership Consolidated

The Company announced today that it has agreed to acquire from a subsidiary of Goldcorp the outstanding 30.8% interest in its Cerro del Gallo, for an upfront payment of $8 million plus a contingent payment of $8 million based on the Phase I heap leach operation achieving commercial production, plus a contingent payment of $5 million based on the gold price returning to $1,500 per ounce over a consecutive 30 day period, within five years of the anniversary date of the transaction, plus contingent payments based on a construction decision to build the potential Phase II CIL mill operation. Please refer to the third quarter 2013 MD&A for further details of the agreement.

On May 22, 2013 Primero closed the acquisition of Cerro Resources NL ("Cerro"), resulting in 69.2% ownership of the Cerro del Gallo gold-silver-copper project in Guanajuato, Mexico6.

The Cerro del Gallo project acquired in May, 2013 is the Company’s only development project and has the potential to increase the Company’s near-term production by approximately 95,000 gold equivalent ounces per year. In order to consolidate its ownership position, eliminate the joint venture agreement reducing administrative costs and eliminate a potential 10% Net Profit Interest (“NPI”) on the project, the Company has negotiated the purchase of the outstanding 30.8% interest in the Cerro del Gallo project.

Following the acquisition of the Cerro del Gallo project in May 2013 the Company commenced an assessment of the alternatives for the long term development of the project. The May 2012 Definitive Feasibility Study ("DFS")7 on the project contemplated only a phase one ("Phase I") heap leach of 4.5 million tonnes per year of oxidized and partially oxidized ore for 7.2 years of production. The May 2012 DFS superseded an earlier preliminary assessment in May 2011, that identified a potential phase two ("Phase II") addition of carbon-in-leach ("CIL") processing of fresh rock commencing in the fifth year. Further drilling is part of this assessment program and will focus on the detailed metallurgical characterization of the transition zone as well as the unoxidized mineralization at depth and lateral to the ore zone currently considered in the Phase I development plan. The exploration work also being conducted concurrently will be an important component for the development decision.

As a result of the significant decline in the gold price and the recent tax reforms in Mexico, the Company elected to critically review and refine the capital expenditures for the development of the Cerro del Gallo project. The Company’s 2013 budget for Cerro del Gallo is $15 million including $4 million for exploration and condemnation drilling. This spending is expected to be sufficient to complete all outstanding permitting, land acquisition, basic engineering of the mine processing facilities and a preliminary exploration program, including condemnation drilling. The Company expects to be in a position to make a construction decision by the end of 2013.

During the third quarter 2013 the Company increased its land ownership position to 58% of its targeted land holdings, including all land covering the proposed open pit, heap leach pads, crushing plant, the wet processing plant, the waste pad and environmental pond as well as a natural buffer area surrounding the mine. All required water rights have been secured and work has started on securing the electrical connection to the national power grid.

There have been three drill rigs operating on the property since August 2013. The Company expects to complete 8,100 metres of in-fill drilling, 3,900 metres of condemnation drilling plus 4,200 metres of metallurgical and environmental drilling before the end of 2013.

San Dimas Shows Continued Exploration Success

On September 19, 2013 Primero announced exploration results that continue to extend the known mineralization in both the Victoria and Alexa veins and identified what is another new high-grade vein in the West Block8.

Since the Company discovered the Alexa and Victoria veins in the Sinaloa Graben block in the first half of 2012, 105,000 ounces of gold and 5.6 million ounces of silver were included in the year-end 2012 Mineral Reserve estimate.

Due to their close proximity to existing infrastructure, the Company successfully developed access to the Alexa and Victoria veins within a year and these veins have already contributed a meaningful portion of production in 2013.

The Company also announced that it had expanded its San Dimas exploration program to a total of 89,000 metres of drilling in 2013 for the same $15 million budget as its original program of 73,000 metres as a result of improved productivity achieved during the year.

Primero to Delist from the Australian Securities Exchange (“ASX”)

On October 14, 20139, the Company announced that ASX Limited approved the Company’s request for its removal from the official list of the Australian Securities Exchange. The Company's request to delist was based on the low volume of trading of its CHESS Depositary Interests ("CDIs") on the ASX compared to common shares on the TSX and NYSE. Since listing on the ASX in May 2013, the CDIs held on the Australian register have declined from approximately 14% of the Company’s total issued share capital to less than 7% as at October 1, 2013. As a result, the Company determined that sustaining the administrative and compliance costs of an ASX listing was not in the interests of Primero and all of its shareholders. The date on which the Company will be removed from the official list will be December 30, 2013. Details of the delisting process were mailed to CDI holders on October 24, 2013, and are available on the Company’s website.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Wednesday, November 6, 2013 at 11:00 a.m. (ET), to discuss the third quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-866-232-9440 or 646-216-4800 for calls outside Canada and the U.S. and entering the participant passcode 61332954#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=694698&s=1&k=E029071707A2A627A19C410B8359DC81.

A recorded playback of the call will be available until February 7, 2014 by dialing North America toll free 1-866-946-0490 or 646-216-4783 for calls outside Canada and the U.S. and entering the call back passcode 236976# followed by PIN Code 61332954#.

This release should be read in conjunction with Primero’s third quarter 2013 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the third quarter 2013 was based on realized prices of $1,338 per ounce of gold and $8.42 per ounce of silver. The ratio used for the 2013 guidance projection was based on estimated average prices of $1,410 per ounce of gold and $6.77 per ounce of silver.

(2) Total cash costs per gold equivalent ounce, total cash costs on a by-product basis and all-in sustaining costs are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. “All-in sustaining costs”, as defined by the World Gold Council, more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, reclamation cost accretion and is reported on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard for total cash costs and the World Gold Council standard for all-in sustaining costs. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the third quarter 2013 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) Adjusted net income and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the third quarter 2013 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(4) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the third quarter 2013 MD&A for a reconciliation of operating cash flows to GAAP.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.16 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) See Primero News Release “Primero Announces Closing of Cerro Del Gallo Acquisition” dated May 22, 2013.

(7) Refer to “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico, Effective Date: 11th May 2012, Report Date: 29th June 2012” filed on www.sedar.com.

(8) See Primero News Release “Primero Announces Exploration Results; Alexa Vein Continues and Victoria Vein Extends Into West Block” dated May 21,2013.

(9) See Primero News Release “Australian Securities Exchange (“ASX”) Approves Primero’s Request To Delist” dated October 14, 2013.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer with operations in Mexico, including the 100% owned San Dimas gold-silver mine and the 69.2% owned Cerro del Gallo gold-silver-copper development project. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “is possible”, “are improving”, “to expand”, “to advance”, “budget”, “scheduled”, “estimates”, “continues to”, “until”, “remains”, “to be”, “forecasts”, “outlook”, “guidance”, “intends”, “contingent”, “anticipates”, “contemplated”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will benefit”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s expansion of the San Dimas mine, mill and hydro-electric facilityoperations and the timing thereof as well as consideration of further potential expansion; that the Company is fully funded for such expansion and building Cerro del Gallo and taking advantage of other growth opportunities; production, cost, capital and exploration expenditure guidance; : the Company's plans, estimates and expectations for the Cerro del Gallo project including the capital budget, timing of activities to lead to a construction decision, the exploration and drilling program including the timing, budget, purpose and anticipated results thereof, the anticipated annual production from the project and the acquisition of Goldcorp’s interest in the project including the timing thereof and the contingent amounts that may become payable; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; the ability to generate significant free cash flow ; the Company’s intention to delist from the ASX and the timing thereof; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management including with respect to market conditions and the costs to fund growth initiatives; the specific assumptions set forth above in this news release including in the footnotes; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its capital expenditure, development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2013 and in future consistent with 2013 levels; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to remaining surface rights; that the Company will close the transaction with Goldcorp to acquire its 30.8% interest in the Cerro del Gallo project; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects; and that the Company will delist from ASX on December 30, 2013.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: changes in commodity prices and the costs of project development and construction; the Company may not be able to achieve production, costs, silver sales, and capital and exploration expenditures within its guidance; the Company may not be able to timely assess and to complete matters necessary to make a construction decision respecting Cerro del Gallo; the ability to obtain permits and lands necessary to bring the Cerro del Gallo project into production; the ability of the Company to generate significant free cash flow; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the expansion initiatives may not be completed or provide the benefits as anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts - unaudited)
SUMMARIZED FINANCIAL DATA

	Three months ended		Nine months ended
	30-Sep-13	30-Sep-12	30-Sep-13	30-Sep-12
Key Performance Data
Tonnes of ore milled	199,812	177,926	585,304	531,191
Produced
Gold equivalent (ounces)	41,998	25,582	108,743	84,829
Gold (ounces)	31,791	18,892	82,886	64,757
Silver (million ounces)	1.62	1.14	4.45	3.82
Sold
Gold equivalent (ounces)	40,210	23,251	106,239	84,785
Gold (ounces)	30,261	17,100	80,689	64,980
Silver (million ounces)	1.58	1.05	4.48	3.76
Average realized prices
Gold ($/ounce)	$1,338	$1,646	$1,445	$1,643
Silver ($/ounce)[1]	$8.42	$9.66	$8.03	$8.65
Average gold London PM fix	$1,326	$1,650	$1,456	$1,651
Total cash costs (per gold ounce)
Gold equivalent basis	$516	$699	$580	$624
By-product basis	$252	$363	$330	$307
All-in sustaining costs (per gold ounce)	$974	$1,240	$955	$948

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	53,793	38,277	152,589	139,342
Earnings from mine operations	22,960	13,087	62,259	61,918
Net income	10,080	11,586	31,645	48,308
Adjusted net income	10,959	2,634	37,098	36,784
Basic income per share	0.09	0.12	0.30	0.54
Diluted income per share	0.09	0.12	0.30	0.54
Adjusted net income per share	0.09	0.03	0.35	0.41
Operating cash flows before working capital changes	20,926	15,448	56,935	70,870
Assets
Mining interests	612,798	488,435	612,798	488,435
Total assets	783,883	662,069	783,883	662,069
Liabilities
Long-term liabilities	49,392	60,676	49,392	60,676
Total liabilities	87,724	94,386	87,724	94,386
Equity	696,159	567,683	696,159	567,683
Weighted average shares outstanding (basic) (000's)	115,546	93,203	106,082	89,709
Weighted average shares outstanding (diluted) (000's)	115,782	93,365	106,491	89,765

SUMMARIZED OPERATING DATA

	Three months ended
	30-Sep-13	30-Jun-13	31-M ar-13	31-Dec-12	30-Sep-12
Key Perform ance Data
Tonnes of ore mined	198,222	207,263	181,408	199,966	173,475
Tonnes of ore milled	199,812	201,680	183,811	190,073	177,926
Average mined grade (gram s/tonne)
Gold	5.13	4.19	4.06	3.90	3.38
Silver	266	237	234	229	208
Average millhead grade (gram s/tonne)
Gold	5.08	4.25	4.20	3.90	3.40
Silver	265	236	242	228	210
Average recovery rate (% )
Gold	97%	98%	98%	97%	97%
Silver	95%	96%	96%	95%	95%
Produced
Gold equivalent (ounces)	41,998	39,089	27,656	26,310	25,582
Gold (ounces)	31,791	26,904	24,190	23,143	18,892
Silver (million ounces)	1.62	1.46	1.37	1.32	1.14
Sold
Gold equivalent (ounces)	40,210	37,555	28,474	25,416	23,251
Gold (ounces)	30,261	25,692	24,736	22,404	17,100
Silver at fixed price (million ounces) (1)	1.18	0.82	1.48	1.25	0.80
Silver at spot (million ounces) (1)	0.40	0.60	-	-	0.25
Average realized price (per ounce)
Gold	$1,338	$1,398	$1,626	$1,715	$1,646
Silver (1)	$8.42	$11.66	$4.12	$4.12	$9.66
Total cash operating costs ($000s)	$21,660	$21,530	$19,873	$17,818	$17,872
Total cash costs (per gold ounce)
Gold equivalent basis	$516	$551	$719	$677	$699
By-product basis	$252	$167	$589	$535	$363
All-in sustaining costs (per ounce) (2)	$974	$659	$1,236	$1,644	$1,240

(1)

Due to a silver purchase agreement originally entered into in 2004, all silver produced prior to August 6, 2010 was sold to Silver Wheaton at a fixed price. As a result of restructuring the silver purchase agreement on August 6, 2010, Primero is able to sell some silver production at spot prices, subject to minimum threshold amounts being met[5].

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining cash costs are non-GAAP financial measures. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” in the Company’s third quarter 2013 MD&A for a reconciliation to operating expenses.

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOM E

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012
(In thousands of United States dollars,except for share and per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$

Revenue	53,793	38,277	152,589	139,342

Operating expenses	(21,316)	(19,021)	(64,592)	(56,167)
Depreciation and depletion	(9,517)	(6,169)	(25,738)	(21,257)
Total cost of sales	(30,833)	(25,190)	(90,330)	(77,424)

Earnings from mine operations	22,960	13,087	62,259	61,918
General and administrative expenses	(7,086)	(9,407)	(16,789)	(18,939)

Earnings from operations	15,874	3,680	45,470	42,979
Other expense	(591)	(282)	(6,673)	(713)
Foreign exchange (loss) gain	(256)	98	(966)	302
Finance income	62	188	213	1,020
Finance expense	44	(279)	(880)	(2,118)
Share of equity-accounted results	(93)	-	(93)	-
Gain on derivative contracts	-	721	-	524

Earnings before income taxes	15,040	4,126	37,071	41,994

Income tax (expense) recovery	(4,960)	7,460	(5,426)	6,314

Net income for the period	10,080	11,586	31,645	48,308

Other comprehensive income
Exchange differences on translation of foreign operations	(35)	91	(3,825)	189
Total comprehensive income	10,045	11,677	27,820	48,497

Basic income per share	0.09	0.12	0.30	0.54
Diluted income per share	0.09	0.12	0.30	0.54

Weighted average number of common shares outstanding
Basic	115,545,882	93,203,449	106,082,035	89,709,072
Diluted	115,782,134	93,365,106	106,491,469	89,764,808

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars)
(Unaudited)

	Septem ber 30,	Decem ber 31,
	2013	2012
	$	$

Assets
Current assets
Cash	125,709	139,244
Trade and other receivables	5,875	3,792
Taxes receivable	9,168	5,914
Prepaid expenses	8,673	4,607
Inventories	11,714	11,044
Total current assets	161,139	164,601

Non-current assets
Mining interests	612,798	496,132
Equity investment	1,184	-
Deferred tax asset	8,762	9,773
Total assets	783,883	670,506

Liabilities
Current liabilities
Trade and other payables	29,060	36,520
Taxes payable	2,142	2,209
Current portion of decommissioning liability	2,130	2,182
Current portion of long-term debt	5,000	12,786
Total current liabilities	38,332	53,697

Non-current liabilities
Taxes payable	9,570	6,055
Decommissioning liability	6,583	6,101
Long-term debt	27,214	27,214
Other long-term liabilities	6,025	5,701
Total liabilities	87,724	98,768

Equity
Share capital	553,303	456,734
Warrant reserve	34,237	34,237
Share-based payment reserve	15,152	15,120
Foreign currency translation reserve	(4,889)	(1,064)
Retained earnings	98,356	66,711
Total equity	696,159	571,738
Total liabilities and equity	783,883	670,506

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 and 2012

(In thousands Of United States dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$

Operating activities
Earnings before income taxes	15,040	4,126	37,071	41,994
Adjustments for:
Depreciation and depletion	9,517	6,169	25,738	21,257
Payments relating to decomissioning liability	-	-	(52)	-
Share-based payments - stock option plan	54	221	162	1,448
Share-based payments - Phantom Share Unit Plan	3,872	6,787	6,031	8,274
Payments made under the Phantom Share Unit Plan	(7,099)	-	(12,886)	(371)
Gain on derivative asset	-	(721)	-	(524)
Cash paid for derivative contracts (net of sales proceeds)	-	(295)	-	(295)
Unrealized loss on equity accounted investment	93		93
Assets written off	-	87	165	414
Unrealized foreign exchange (gain) loss	(84)	(556)	830	(893)
Taxes paid	(361)	(461)	(884)	(1,532)
Other adjustments
Finance income (disclosed in investing activities)	(62)	(188)	(213)	(1,020)
Finance expense	(44)	279	880	2,118
Cash provided by operating activities before working capital changes	20,926	15,448	56,935	70,870
Changes in non-cash working capital	(5,144)	497	(13,330)	14,671
Cash provided by operating activities	15,782	15,945	43,605	85,541

Investing activities
Acquisition of Cerro Resources NL	-	-	(3,372)	-
Equity investments	-	-	(1,062)	-
Expenditures on mining interests	(21,533)	(7,208)	(46,255)	(22,653)
Interest received	62	188	213	1,020
Cash used in investing activities	(21,471)	(7,020)	(50,476)	(21,633)

Financing activities
Repayment of debt	-	-	(7,786)	(5,000)
Proceeds on exercise of options	1,006	-	1,916	-
Interest paid	-	(1,908)	-	(6,314)
Cash provided by (used in) financing activites	1,006	(1,908)	(5,870)	(11,314)

Effect of foreign exchange rate changes on cash	2	380	(794)	(225)

(Decrease) increase in cash	(4,681)	7,397	(13,535)	52,369
Cash, beginning of period	130,390	125,733	139,244	80,761
Cash, end of period	125,709	133,130	125,709	133,130